SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Oil and Natural Gas Production on May

Rio de Janeiro, June 12nd, 2015 – Petróleo Brasileiro S.A. – Petrobras announces that, on May 2015, its oil and natural gas production was 2 million 766 thousand barrels of oil equivalent per day (boed), in Brazil and abroad, 0.7% lower than the volume produced on April (2 million 785 thousand boed) and 6.2% superior to the volume produced on May 2014 (2 million 605 thousand boed).

Oil and gas production in Brazil

Petrobras total oil and gas production in May totaled 2 million 574 thousand boed, 0.8% lower than in April (2 million 596 thousand boed).

The Company´s exclusive oil production in Brazil was 2 million 111 barrels of oil per day (bdp) in May, 1% lower than in April (2 million 134 bpd).

Production was impacted by the higher number of scheduled maintenance stoppages on platforms in May, in comparison to the previous month. This effect was partially offset by the start-up of the anticipated production system in Atapu field (in the Transfer of Rights area), with FPSO Cidade de São Vicente, in Santos Basin pre-salt. Moreover, production was recovered in platform P-58, in the area known as Parque das Baleias, in Campos Basin, after the conclusion of its maintenance stoppage in April.

Petrobras natural gas production in Brazil, excluding the liquefied volume, was 73 million 593 thousand m3/day, similar to the production in April (73 million 370 thousand bpd).

New records in Pre-salt

In May, Petrobras hit two new monthly production records in Pre-salt. The operated production reached its highest level, 726 thousand bpd, an increase of 1.6% in comparison to April (715 thousand bpd). Of this total, Petrobras share reached a new historical milestone of 519 thousand bpd, surpassing April’s level in 3.2% (503 thousand bpd).

Oil and gas production abroad

In May, 192 thousand boed were produced abroad, 1.2% above the previous month production of 190 thousand boed, mainly due to the result of gas wells in Hadrian South field, located at the North American Gulf of Mexico.

The average oil production abroad in May of 101 thousand boed remained stable in comparison to the volume produced in April, which was 102 thousand bpd.

The average natural gas production abroad was 15.3 million m3/d, 3.2% above the 14.8 million m3/d produced in the previous month, mainly due to wells result in Hadrian South Basin.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.